Item 77D

SCUDDER TAX-FREE MONEY FUND

Scudder Tax-Free Money Fund changed its name-related investment strategy. Prior to July 1, 2002, the Fund's strategy stated that the Fund invests at least 80% of net assets in high quality short-term municipal securities, the income from which is free from regular federal income tax and from alternative minimum tax
(AMT). The strategy was revised as follows: The fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in high quality short-term municipal securities, the income from which is free from regular federal income tax and from alternative minimum tax (AMT).